Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-132388) of White Mountains Insurance Group, Ltd. of our report dated June 17, 2010 with respect to the statements of net assets available for benefits of the Esurance Insurance Services, Inc. 401(k) Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, line 4a — schedule of delinquent participant contributions and Schedule H, line 4i — schedule of assets (held at end of year) as of and for the year ended December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Esurance Insurance Services, Inc. 401(k) Plan.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 17, 2010